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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

SUNAIR ELECTRONICS, INC.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

867017105

(Cusip Number)

David Ristaino, Esq.
Akerman Senterfitt
One SE Third Avenue
Miami, FL 33131
Tel. No.: (305) 374-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867017105			Page 2 of 13 Pages

1.	Name of Reporting Person: MICHAEL D. HERMAN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,056,700

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,056,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,056,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 51.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 867017105			Page 3 of 13 Pages

1.	Name of Reporting Person: COCONUT PALM CAPITAL INVESTORS II, LTD.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00 Securities are deemed beneficially owned in connection with the execution of a Voting Agreement (as defined in Item 4)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,056,700*

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,056,700*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 51.3%

14.	Type of Reporting Person (See Instructions): PN

* 2,056,700 shares of the Issuer’s common stock, par value $.10 per share (the “Common Stock”), covered by this Statement are subject to a Voting Agreement (as defined and described in Item 4 herein), pursuant to which Michael D. Herman has agreed to vote all of his shares of the Issuer’s Common Stock in favor of certain proposals at the annual meeting of the Issuer (as described in Item 4 herein) and grant Coconut Palm Capital Investors II, Ltd. an irrevocable proxy to vote such shares of Common Stock.

CUSIP No. 867017105			Page 4 of 13 Pages

1.	Name of Reporting Person: COCONUT PALM CAPITAL INVESTORS II, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00 Securities are deemed beneficially owned in connection with the execution of a Voting Agreement (as defined in Item 4)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,056,700*

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,056,700*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 51.3%

14.	Type of Reporting Person (See Instructions): CO

* 2,056,700 shares of the Issuer’s common stock, par value $.10 per share (the “Common Stock”), covered by this Statement are subject to a Voting Agreement (as defined and described in Item 4 herein), pursuant to which Michael D. Herman has agreed to vote all of his shares of the Issuer’s Common Stock in favor of certain proposals at the annual meeting of the Issuer (as described in Item 4 herein) and grant Coconut Palm Capital Investors II, Ltd. an irrevocable proxy to vote such shares of Common Stock.

CUSIP No. 867017105			Page 5 of 13 Pages

1.	Name of Reporting Person: RICHARD C. ROCHON		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00 Securities are deemed beneficially owned in connection with the execution of a Voting Agreement (as defined in Item 4)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,056,700*

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,056,700*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 51.3%

14.	Type of Reporting Person (See Instructions): IN

* 2,056,700 shares of the Issuer’s common stock, par value $.10 per share (the “Common Stock”), covered by this Statement are subject to a Voting Agreement (as defined and described in Item 4 herein), pursuant to which Michael D. Herman has agreed to vote all of his shares of the Issuer’s Common Stock in favor of certain proposals at the annual meeting of the Issuer (as described in Item 4 herein) and grant Coconut Palm Capital Investors II, Ltd. an irrevocable proxy to vote such shares of Common Stock.

CUSIP No. 867017105			Page 6 of 13 Pages

1.	Name of Reporting Person: MARIO B. FERRARI		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00 Securities are deemed beneficially owned in connection with the execution of a Voting Agreement (as defined in Item 4)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,056,700*

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,056,700*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 51.3%

14.	Type of Reporting Person (See Instructions): IN

* 2,056,700 shares of the Issuer’s common stock, par value $.10 per share (the “Common Stock”), covered by this Statement are subject to a Voting Agreement (as defined and described in Item 4 herein), pursuant to which Michael D. Herman has agreed to vote all of his shares of the Issuer’s Common Stock in favor of certain proposals at the annual meeting of the Issuer (as described in Item 4 herein) and grant Coconut Palm Capital Investors II, Ltd. an irrevocable proxy to vote such shares of Common Stock.

CUSIP No. 867017105	13D	Page 7 of 13 Pages

ITEM 1. SECURITY AND ISSUER.

This Statement relates to the common stock, $.10 par value per share (the “Common Stock”), of Sunair Electronics, Inc., a Florida corporation (the “Company”), whose principal executive offices are located at 3005 SW Third Ave., Fort Lauderdale, FL 33315.

Information in this Statement with respect to Coconut Palm Capital Investors II, Ltd., Coconut Palm Capital Investors II, Inc., Richard C. Rochon and Mario B. Ferrari is given solely by Coconut Palm Capital Investors II, Ltd., Coconut Palm Capital Investors II, Inc., Richard C. Rochon and Mario B. Ferrari and Michael D. Herman has no responsibility for the accuracy or completeness of information supplied by Coconut Palm Capital Investors II, Ltd., Coconut Palm Capital Investors II, Inc., Richard C. Rochon and Mario B. Ferrari. Similarly, information in this Statement with respect to Michael D. Herman is given solely by Mr. Herman and each of Coconut Palm Capital Investors II, Ltd., Coconut Palm Capital Investors II, Inc., Richard C. Rochon and Mario B. Ferrari have no responsibility for the accuracy or completeness of information supplied by Mr. Herman.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This statement is filed by: (i) Michael D. Herman, with respect to shares of Common Stock beneficially owned by him; (ii) Coconut Palm Capital Investors II, Ltd. (“Coconut Palm”), with respect to shares of Common Stock to which it has voting rights; (iii) Coconut Palm Capital Investors II, Inc. (“Coconut Palm Inc.”), with respect to shares of Common Stock to which Coconut Palm has voting rights; (iv) Richard C. Rochon, with respect to shares of Common Stock to which Coconut Palm has voting rights; and (v) Mario B. Ferrari, with respect to shares of Common Stock to which Coconut Palm has voting rights. The foregoing persons are hereinafter sometimes referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The residence or principal business and principal office address of each of the Reporting Persons and present principal occupation or employment is as follows:

(1)	Michael D. Herman
PO Box 60446
Colorado Springs, CO 80960
Mr. Herman is a business consultant.

(2)	Coconut Palm:
Coconut Palm Capital Investors II, Ltd.
555 South Federal Highway, 2nd Floor
Boca Raton, Florida 33342
Coconut Palm Inc. is the general partner of Coconut Palm.

(3)	Coconut Palm Inc.:
Coconut Palm Capital Investors II, Inc.
c/o Coconut Palm Capital Investors II, Ltd.
555 South, Federal Highway, 2nd Floor
Boca Raton, Florida 33342
Mr. Ferrari is 1 of 2 directors and the Vice
President of Coconut Palm Inc.
Mr. Rochon is sole shareholder, 1 of 2 directors
and the President of Coconut Palm Inc.

(4)	Richard C. Rochon
c/o Coconut Palm Capital Investors II, Ltd.
555 South, Federal Highway, 2nd Floor
Boca Raton, Florida 33342
Mr. Rochon is a business consultant and investor.

CUSIP No. 867017105	13D	Page 8 of 13 Pages

(5)	Mario B. Ferrari
c/o Coconut Palm Capital Investors II, Ltd.
555 South, Federal Highway, 2nd Floor
Boca Raton, Florida 33342
Mr. Ferrari is a business consultant and investor.

(c)	None of the entities or Reporting Persons identified in this Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	None of the Reporting Persons identified in this Item 2 have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

(e)	Citizenship of Reporting Persons:

Michael D. Herman	Colorado
Coconut Palm Capital Investors II, Ltd.	Florida
Coconut Palm Capital Investors II, Inc.	Florida
Richard C. Rochon	Florida
Mario B. Ferrari	Florida

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As a condition to Coconut Palm entering into the Purchase Agreement (as defined and described in Item 4 herein), Michael D. Herman and Coconut Palm entered into a Voting Agreement (as defined and described in Item 4 herein). Coconut Palm did not pay additional consideration in connection with the execution and delivery of the Voting Agreement.

ITEM 4. PURPOSE OF THE TRANSACTION.

On November 17, 2004, the Company entered into a Purchase Agreement by and between the Company and Coconut Palm (the “Purchase Agreement”), pursuant to which the Company agreed to issue, subject to shareholder approval, and Coconut Palm agreed to purchase: (i) 3,000,000 Units (as described below) at a purchase price of $5.00 per Unit for an aggregate purchase price of $15,000,000; and (ii) at the option of Coconut Palm, up to an additional 2,000,000 Units at a purchase price of $5.00 per Unit for an aggregate purchase price of up to $10,000,000.

The Units will consist of: (i) one share of the Company’s Common Stock; (ii) warrants to purchase one additional share of the Company’s Common Stock for each share of Common Stock purchased, at an exercise price of $6.00 per share, which will be immediately exercisable and will expire after three years; and (iii) warrants to purchase one additional share of the Company’s Common Stock for each share of Common Stock purchased, at an exercise price of $7.00 per share, which will be immediately exercisable and will expire after five years.

The initial purchase price of $15,000,000 for the 3,000,000 Units, and the additional purchase price of up to $10,000,000, if Coconut Palm exercises its option to purchase up to 2,000,000 additional Units, will be payable in cash.

Based on the number of shares of Common Stock of the Company outstanding on November 17, 2004, if Coconut Palm: (i) purchases only the 3,000,000 Units, Coconut Palm will acquire approximately 43% of the Company’s Common Stock outstanding immediately after the closing of the Purchase Agreement; (ii) exercises its option to purchase the 2,000,000 additional Units, Coconut Palm will acquire approximately 56% of the Company’s Common Stock outstanding immediately after the closing of the Purchase Agreement. In addition, Coconut Palm will be entitled, on a fully diluted basis, to acquire up to: (i) 69% of the Company’s Common Stock outstanding immediately after the closing of the Purchase Agreement, upon exercise of the 6,000,000 warrants acquired in connection with the purchase of the 3,000,000 Units;

CUSIP No. 867017105	13D	Page 9 of 13 Pages

and (ii) 80% of the Company’s Common Stock outstanding immediately after the closing of the Purchase Agreement upon exercise of an additional 4,000,000 warrants, if Coconut Palm exercises its option to purchase the 2,000,000 additional Units. If Coconut Palm were to: (i) exercise its option to purchase up to 2,000,000 additional Units; or (ii) exercise the warrants acquired with the 3,000,000 Units, it would have enough shares of Common Stock of the Company to control the Company.

In connection with the Purchase Agreement, Coconut Palm has designated two individuals, Richard C. Rochon and Mario B. Ferrari, to be nominated to the Company’s board of directors. This will require an increase in the size of the Company’s board of directors from 5 to 7 members. Under the Company’s bylaws, this increase requires shareholder approval. Pursuant to the Purchase Agreement, and provided the Company’s shareholders vote in favor of expanding the Company’s board of directors from 5 to 7 members, 2 of the Company’s board of directors may resign or be removed at a future date, and the Company’s board of directors would be required to appoint 2 additional directors (to be designated by Coconut Palm) to fill the newly created vacancies.

In connection with the Purchase Agreement, certain of the Reporting Persons entered into a Voting Agreement, dated November 17, 2004 (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, Michael D. Herman agreed to vote his beneficially owned shares of Common Stock in favor of the issuance and sale of the Units by the Company to Coconut Palm at the annual meeting of the Company and to grant Coconut Palm an irrevocable proxy to vote such shares of Common Stock: (i) in favor of the issuance and sale of the Units by the Company to Coconut Palm, as contemplated by the Purchase Agreement; and (ii) against any actions or approval that could compete with or could serve to materially interfere with, delay, discourage adversely or inhibit the timely consummation of the issuance and sale of the Units by the Company to Coconut Palm, as contemplated by the Purchase Agreement. The Voting Agreement also prohibits Mr. Herman from selling or transferring the shares of Common Stock beneficially owned by him other than in certain permitted circumstances. The Voting Agreement terminates upon the earlier to occur of: (i) the consummation of the transactions contemplated by the Purchase Agreement; (ii) any termination of the Purchase Agreement in accordance with its terms; or (iii) the withdrawal by the Company’s board of directors of its approval of the transactions contemplated by the Purchase Agreement pursuant to Section 8(n) of the Purchase Agreement.

In connection with the Purchase Agreement, the Company has agreed to use its best efforts to enter into a definitive agreement as soon as practicable to divest itself of certain non-core assets of the Company acquired in connection with its purchase of: (i) Percipia, Inc. and its wholly-owned subsidiary Percipia Networks, Inc.; and (ii) the assets of Telecom FM, at a purchase price equal to the amount paid by the Company for such assets plus the amount of any intercompany debt incurred and advances made in connection with such purchases by the Company, which such purchase price shall be payable in shares of a publicly traded company. Such non-core assets are currently held in separate wholly-owned subsidiaries of the Company.

In connection with the investment by Coconut Palm, the Company plans to pursue a strategic alternative to its current line of business by entering into the pest control services business. In connection with such new line of business, the Company intends to amend its Articles of Incorporation to: (i) change the name of the Company to Sunair, Inc., and (ii) change the Company's business purpose to permit the Company to conduct any business to the extent permitted by law. Such change to the Company's Articles of Incorporation is subject to shareholder approval.

Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Company; (iv) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (v) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (vi) any action similar to any of those enumerated above.

This Statement was filed in accordance with Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 867017105	13D	Page 10 of 13 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of the date this Statement:

(1)	Michael D. Herman beneficially owns 2,056,700 shares of the Company’s Common Stock, constituting approximately 51.3% of the shares outstanding.

(2)	Coconut Palm owns no shares of Common Stock of the Company, but pursuant to the Purchase Agreement is contractually obligated to purchase 3,000,000 Units, subject to certain closing conditions such as the receipt of shareholder approval of the issuance of the Units. Coconut Palm may, however, be deemed to have shared voting power with respect to 2,056,700 shares of Common Stock, which are subject to the Voting Agreement described above in Item 4 and which represents 51.3% of the outstanding Common Stock.

(3)	Coconut Palm Inc. owns no shares of Common Stock of the Company, however, Coconut Palm Inc. is the general partner of Coconut Palm and, therefore, Coconut Palm Inc. has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm. As a result, Coconut Palm Inc. may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm.

(4)	Richard C. Rochon owns no shares of Common Stock of the Company, however, Mr. Rochon is the sole shareholder, 1 of 2 directors and the President of Coconut Palm Inc., and, therefore, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm Inc.

(5)	Mario B. Ferrari owns no shares of Common Stock of the Company, however, Mr. Ferrari is 1 of 2 directors and the Vice President of Coconut Palm Inc., and, therefore, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm Inc.

(6)	The Reporting Persons are deemed to beneficially own, in the aggregate, 2,056,700 shares of Common Stock, constituting approximately 51.3% of the shares outstanding.

The approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Persons is based on 4,006,620 shares, which is the total number of shares of Common Stock outstanding as of November 17, 2004, as provided by the Company.

(b)	With respect to each of the Reporting Persons named in paragraph (a) above:

(1)	Michael D. Herman has the power to vote and to dispose of all of the shares of Common Stock beneficially owned by him, subject to the terms of the Voting Agreement.

(2)	Coconut Palm has the shared power to vote any shares of Common Stock that may be deemed to be beneficially owned by it.

(3)	Coconut Palm Inc., as the sole general partner of Coconut Palm, and Richard C. Rochon and Mario B. Ferrari (by virtue of their control of Coconut Palm Inc.), have the shared power to vote any shares of Common Stock that may be deemed to be beneficially owned Coconut Palm.

(4)	Richard C. Rochon, as the sole shareholder, 1 of 2 directors and the President of Coconut Palm Inc., has the shared power to vote any shares of Common Stock that may be deemed to be beneficially owned or controlled by Coconut Palm Inc.

CUSIP No. 867017105	13D	Page 11 of 13 Pages

(5)	Mario B. Ferrari, as 1 of 2 directors and the Vice President of Coconut Palm Inc., has the shared power to vote any shares of Common Stock that may be deemed to be beneficially owned or controlled by Coconut Palm Inc.

(c)	None of the Reporting Persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)	There is no other person that is known to have the right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the Reporting Persons named in response to paragraph (a).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Item 4 above, certain of the Reporting Persons entered into the Voting Agreement (as defined in Item 4), in connection with the Purchase Agreement (as defined in Item 4). Pursuant to the Voting Agreement, such Reporting Persons agreed to vote certain of their beneficially owned shares of Common Stock in favor of certain proposals at the annual meeting of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Joint Filing Agreement relating to the filing of this Schedule 13D.

Exhibit 2.	Purchase Agreement, dated November 17, 2004, by and between Sunair Electronics, Inc., a Florida corporation, and Coconut Palm Capital Investors II, Ltd., a Florida limited partnership. (1)

Exhibit 2.	Voting Agreement and Irrevocable Proxy, dated November 17, 2004, by and between Michael D. Herman and Coconut Palm Capital Investors II, Ltd., a Florida limited partnership. (2)

(1)	Filed as Exhibit 2.1 to the Company’s Form 8-K filed on November 17, 2004 and incorporated by reference herein.

(2)	Filed as Exhibit 99.1 to the Company’s Form 8-K filed on November 17, 2004 and incorporated by reference herein.

CUSIP No. 867017105	13D	Page 12 of 13 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 29, 2004

/s/ MICHAEL D. HERMAN
Michael D. Herman

COCONUT PALM CAPITAL INVESTORS II, LTD.
By:	Coconut Palm Capital Investors II, Inc., as general partner

By:	/s/ RICHARD C. ROCHON
	Name:	Richard C. Rochon
	Title:	President

COCONUT PALM CAPITAL INVESTORS II, INC.
By:	/s/ RICHARD C. ROCHON
	Name:	Richard C. Rochon
	Title:	President

/s/ RICHARD C. ROCHON
Richard C. Rochon

/s/ MARIO B. FERRARI
Mario B. Ferrari

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).